FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 18, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO FILES NI 43-101 TECHNICAL REPORT ON

TWANGIZA PRE-FEASIBILITY STUDY

TORONTO, August 18, 2008 - Banro Corporation ("Banro" or the "Company") (AMEX - "BAA"; TSX - "BAA") is pleased to announce that following publication on July 7, 2008 of the results of the Pre-Feasibility Study on its wholly-owned Twangiza gold project, the Company has filed on SEDAR (www.sedar.com) the accompanying technical report. The report is dated August 13, 2008 and entitled "Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo."

The current exploration at Twangiza commenced in October 2005. A preliminary assessment study of Twangiza was completed in July 2007. This study was advanced to a Pre-Feasibility Study, the results of which were released by the Company by way of a press release dated July 7, 2008. The focus is now to further improve Twangiza's economics by expanding the resource base, completing the infill drilling program by the end of October 2008, as well as optimizing various aspects of the project, more specifically the processing route, the engineering designs, as well as the hydro electric power plant.

"This will be done over the next 5 to 6 months as we progress all this work through to a definitive Bankable Feasibility Study and move Twangiza further along the development path and up the value curve," said Banro President and CEO, Mike Prinsloo.

The Pre-Feasibility Study has been prepared under the supervision of Neil Senior, Joint Managing Director of SENET, and a "qualified person" as such term is defined in National Instrument 43-101, with input from a number of independent consultants including SRK Consulting, Cardiff (Mineral Reserve/Resource), SRK Consulting, Johannesburg (Mining, Environmental and Social), SGS Lakefield, Johannesburg (Metallurgical test work), Knight Piésold, Vancouver (Power), AMEC, UK (Tailings Dam) and SENET, Johannesburg (Processing and Infrastructure). SENET also undertook the Pre-Feasibility economic valuation and report compilation.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding potential mineralization, potential mineral resources and mineral reserves and the Company's exploration and development plans with respect to Twangiza) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures for Twangiza are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, gold recoveries for Twangiza being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual informati